Exhibit 99.1

Vertical Receives Continued Listing Standard Notice from NYSE

London, UK; New York, USA – December 1, 2023 Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering zero emissions aviation, today announced that it received a notice from the New York Stock Exchange (the "NYSE") on November 28, 2023, indicating that the company is not currently in compliance with the NYSE continued listing standard requiring a minimum average closing price for its ordinary shares of $1.00 over the preceding 30 consecutive trading days.

Vertical has notified the NYSE that it intends regain compliance with the NYSE's continued listing standards and is considering all available options to do so that are in the best interests of Vertical and its shareholders. Vertical can regain compliance with the NYSE's continued listing requirements at any time during a six-month cure period if, on the last trading day of any calendar month during the cure period, the ordinary shares have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.

The NYSE notice has no immediate effect on the continued listing of Vertical's ordinary shares on the NYSE and is not anticipated to have any impact on Vertical's ongoing business operations. Under the NYSE's rules, Vertical’s ordinary shares will continue to be listed and will trade on the NYSE, subject to compliance with other continued listing requirements.

The NYSE notification described above does not conflict with Vertical’s capital raise plans nor flight test plans for its second full-scale VX4 prototype in the coming months.

About Vertical Aerospace

Vertical Aerospace (NYSE: EVTL) is pioneering electric aviation. The Company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical received its Design Organisation Approval in 2023 underlining the UK Civil Aviation Authority’s confidence in Vertical’s capability to design a safe and reliable aircraft and aviation-related products to the highest standards.

Vertical’s top-tier partner ecosystem, including Honeywell Aerospace, Leonardo, Hanwha, Dassault Systèmes, Molicel, and GKN Aerospace, is expected to de-risk operational execution and its pathway to certification allowing for a lean cost structure and enabling production at scale. Vertical has a leading pre-order book from a diverse global customer base, creating multiple potential near term and actionable routes to market. Customers include airlines, aircraft lessors, helicopter operators, mobility firms and tourism groups, including American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet and FLYINGGROUP, as well as Japan Airlines (JAL), Gol, Air Greenland, Gozen Holding and AirAsia, through Avolon’s VX4 placements.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the design and manufacture of the VX4, the preliminary results of the investigation into the experimental prototype aircraft flight test incident, our future results of operations and financial position, our plans for capital expenditures, our business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; we have previous identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contacts

Vertical Aerospace

Ambika Sharma

nepeanverticalteam@nepean.co.uk

+44 759 647 4020

Vertical Investors

Eduardo Royes

investors@vertical-aerospace.com

+1 646 200 8871